EXHIBIT 99.20

CONSENT OF SNC-LAVALIN INC.

The undersigned consents to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to our name and to the use of the technical information attributed to us in connection with a pre-feasibility study concerning a separation plant site in Louisiana (the “PFS”), included in the Annual Information Form of the Company dated as of November 28, 2012 (the “AIF”).

We also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-173669), as amended, of the references to our name and to the use of the technical information attributed to us in connection with the PFS in the AIF, which are included in the annual report on Form 40-F.

Dated:  November 29, 2012

SNC-Lavalin Inc.

/s/ Kris Misir

By: Kris Misir
Title: Senior Vice President, Finance Global Mining & Metallurgy